July 22, 2013

John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917; 811-21720

Dear Mr. Grzeskiewicz:

On July 10, 2013, Northern Lights Fund Trust (the “Registrant”), on behalf of the Astor Active Income ETF Fund, Astor Long/Short ETF Fund, and Astor S.T.A.R. ETF Fund (the “Funds”), each a series of the Registrant, filed a preliminary proxy statement.  On July 18, 2013, you provided comments by phone to John Domaschko.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

1.

Comment. Under the section entitled "Proposal I," under the sub-heading "Background and Information on the Merger”, clarify whether the Funds will continue to use the word “Astor” in their names. If the Funds will continue to use the “Astor” name, clarify whether an agreement is in place to allow such use, and, if so, whether Astor Asset Management LLC will receive consideration and from whom.

Response. The Fund will continue to use the “Astor” name without compensation. The proxy has been revised to reflect this information.

Astor is ceasing all operations and will be dissolved. The current management of Astor has indicated the company does not object to continued use of the name. The Trust has obtained written confirmation of that agreement.

2.

Comment. Under the section entitled "Proposal I," under the sub-heading "Background and Information on the Merger”, clarify whether the current adviser to the Funds gave a reason that they did not want to continue serving as the adviser, and, if so, what those stated reasons were.

Response.  After the agreement was announced, Astor was informed by Knight of its decision to terminate the operations of Astor and liquidate the company. As a result, Knight instructed Astor to begin the process of winding down the company, including providing written notice to the Funds that Astor would no longer serve as adviser to the Funds. The proxy has been revised to reflect this information.

3.

Comment.  Under the section entitled "Proposal I," under the sub-heading "Information Concerning NAM”, clarify whether National Asset Management, Inc. (“NAM”) is a stand-alone entity, and the identity of any affiliates, as well as the identity of its control persons.

Response.  The following disclosure has been added:

“NAM is a wholly owned subsidiary of National Holdings Corporation, a Delaware Corporation. NAM is under common control with two broker-dealers, National Securities Corporation and VFinance Investments, Inc., and one insurance company, National Insurance Corporation.  A private management fund organization, Salient Technology and Social Media Fund Management Associates, LLC, is wholly owned by NAM.  Additionally, a private fund management organization, TSIF Management Associates, LLC, is majority owned by NAM.”

4.

Comment. Under the section entitled "Proposal I," under the sub-heading "Background and Information on the Merger”, clarify how NAM came to the attention of the Board.

Response. NAM was recommended to the Board by the current portfolio management team. The proxy has been revised to include this information.

5.

Comment. Under the section entitled "Proposal I," under the sub-heading "Background and Information on the Merger”, clarify whether the Board considered any other advisers other than NAM.

Response.  The Board considered one alternative adviser that was suggested by officers of the Trust. The proxy has been revised to include this information.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265.

Sincerely,

JoAnn Strasser